Exhibit 99.18

CONDENSED CONSOLIDATED INTERIM
FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED

MARCH 31, 2020 AND 2019

Ero Copper Corp.
Condensed Consolidated Statements of Financial Position (Amounts in thousands of US Dollars) (Unaudited)

		As at	As at
ASSETS	Notes	March 31, 2020	December 31, 2019
Current
Cash and cash equivalents		$44,338	$21,485
Restricted cash	7(b)	1,125	1,500
Accounts receivable		4,268	7,680
Inventories	3	16,490	19,377
Other current assets	4	18,472	25,523
		84,693	75,565
Non-Current
Mineral, property, plant and equipment	5	279,176	339,516
Exploration and evaluation assets	6	20,672	25,878
Deposits		544	1,200
Deferred income tax assets		23,900	13,099
Other non-current assets		655	7,416
		324,947	387,109
Total Assets		$409,640	$462,674

LIABILITIES
Current
Accounts payable and accrued liabilities		$24,799	$43,694
Current portion of loans and borrowings	7	19,821	18,984
Current portion of value added, payroll and other taxes payable		10,266	13,994
Current portion of derivatives	15	39,361	650
Current portion of lease liabilities		2,829	3,159
		97,076	80,481
Non-Current
Loans and borrowings	7	165,760	140,386
Provisions		26,210	33,581
Value added, payroll and other taxes		4,201	5,694
Derivatives	15	16,648	1,059
Lease liabilities		201	487
Other non-current liabilities		1,315	1,928
		214,335	183,135
Total Liabilities		311,411	263,616

SHAREHOLDERS’ EQUITY
Share capital	8	120,921	120,492
Equity reserves		(72,542)	(24,489)
Retained earnings		49,467	102,220
Equity attributable to owners of the Company		97,846	198,223
Non-controlling interests		383	835
		98,229	199,058
Total Liabilities and Equity		$409,640	$462,674

Nature of operations (Note 1); Contingencies (Note 17)

APPROVED ON BEHALF OF THE BOARD:

“David Strang” , CEO & Director      ”Matthew Wubs”      , Director

The accompanying notes are an integral part of these condensed consolidated interim financial statements	Page 1

Ero Copper Corp.
Condensed Consolidated Statements of Operations and Comprehensive Income (Loss) (Amounts in thousands of US Dollars, except share and per share amounts) (Unaudited)

		Three months ended	Three months ended
	Notes	March 31, 2020	March 31, 2019
Revenue	9	$67,745	$72,041
Cost of product sold	10	(35,811)	(38,140)
Sales expenses		(1,282)	(1,307)
Gross profit		30,652	32,594

Expenses
General and administrative	11	(7,503)	(6,623)
Share-based compensation	8(a) to (c)	(2,049)	(1,843)
Income before the undernoted		21,100	24,128

Other income (expenses)
Finance income		467	136
Finance expense	12	(6,651)	(6,810)
Foreign exchange loss	13	(81,922)	(288)
Other income (expenses)		(693)	1,048
Income (loss) before income taxes		(67,699)	18,214

Income tax recovery (expense)
Current		(1,091)	(4,218)
Deferred		15,795	1,487
		14,704	(2,731)
Net income (loss) for the period		(52,995)	15,483

Other comprehensive income (loss)
Foreign currency translation loss		(49,919)	(1,413)
Comprehensive income (loss)		$(102,914)	$14,070

Net income (loss) attributable to:
Owners of the Company		(52,753)	15,323
Non-controlling interests		(242)	160
		$(52,995)	$15,483
Comprehensive income (loss) attributable to:
Owners of the Company		(102,472)	13,916
Non-controlling interests		(442)	154
		$(102,914)	$14,070
Net income (loss) per share attributable to owners of the Company	8(e)
Net income (loss) per share
Basic		$(0.62)	$0.18
Diluted		$(0.62)	$0.17

Weighted average number of common shares outstanding
Basic		85,759,194	84,804,389
Diluted		85,759,194	89,917,828

The accompanying notes are an integral part of these condensed consolidated interim financial statements	Page 2

Ero Copper Corp.
Condensed Consolidated Statement of Changes in Shareholders’ Equity (Amounts in thousands of US Dollars, except share and per share amounts) (Unaudited)

		Share Capital		Equity Reserves
		Number of		Contributed	Foreign	Retained		Non-controlling
	Notes	shares	Amount	surplus	exchange	earnings	Total	interest	Total equity
Balance, December 31, 2019		85,703,646	$120,492	$9,084	$(33,573)	$102,220	$198,223	$835	$199,058
Loss for the period		-	-	-	-	(52,753)	(52,753)	(242)	(52,995)
Other comprehensive loss for the period		-	-	-	(49,719)	-	(49,719)	(200)	(49,919)
Total comprehensive loss for the period		-	-	-	(49,719)	(52,753)	(102,472)	(442)	(102,914)
Shares issued for:
Exercise of options		94,998	429	(130)	-	-	299	-	299
Share-based compensation	8(a) to (c)	-	-	1,796	-	-	1,796	-	1,796
Dividends to non-controlling interest		-	-	-	-		-	(10)	(10)
Balance, March 31, 2020		85,798,644	$120,921	$10,750	$(83,292)	$49,467	$97,846	$383	$98,229
Balance, December 31, 2018		84,738,650	$117,944	$3,897	$(28,652)	$10,337	$103,526	$296	$103,822
Income for the period		-	-	-	-	15,323	15,323	160	15,483
Other comprehensive loss for the period		-	-	-	(1,407)	-	(1,407)	(6)	(1,413)
Total comprehensive income (loss) for the period		-	-	-	(1,407)	15,323	13,916	154	14,070
Shares issued for:
Exercise of options and warrants		233,331	682	(139)	-	-	543	-	543
Share-based compensation		-	-	1,843	-	-	1,843	-	1,843
Balance, March 31, 2019		84,971,981	$118,626	$5,601	$(30,059)	$25,660	$119,828	$450	$120,278

The accompanying notes are an integral part of these condensed consolidated interim financial statements	Page 3

Ero Copper Corp.
Condensed Consolidated Statements of Cash Flows (Amounts in thousands of US Dollars) (Unaudited)

	Three months ended	Three months ended
	March 31, 2020	March 31, 2019
Cash Flows from Operating Activities
Net income (loss) for the period	$(52,995)	$15,483
Adjustments for:
Amortization and depreciation	10,481	12,139
Income tax expense (recovery)	(14,704)	2,731
Write-off of plant and equipment	-	328
Provisions	343	160
Share-based compensation	2,049	1,843
Finance income	(467)	(136)
Finance expenses	6,651	6,810
Foreign exchange loss	81,922	288

Changes in:
Accounts receivable	5,862	(11,901)
Inventories	(1,937)	(6,759)
Other assets	1,441	18
Accounts payable and accrued liabilities	(1,058)	(4,481)
Deferred revenue	-	4,311
Value added, payroll and other taxes	2,787	3,626
	40,375	24,460
Derivative contract settlements	(2,651)	723
Provision settlements	(410)	(116)
	37,314	25,067
Cash Flows used in Investing Activities
Additions to mineral property, plant and equipment	(28,367)	(21,951)
Additions to exploration and evaluation assets	(54)	(175)
Other investments	518	17
	(27,903)	(22,109)

Cash Flows from / (used in) Financing Activities
Restricted cash	375	378
Lease liability payments	(1,171)	(902)
New loans and borrowings, net of finance costs	45,689	4,674
Loans and borrowings paid	(21,230)	(2,984)
Interest paid on loans and borrowings	(2,448)	(2,820)
Other finance expenses	(766)	(863)
Issuance of share capital, net of issuance costs	299	543
	20,748	(1,974)

Effect of exchange rate changes on cash and cash
equivalents	(7,306)	(437)
Net increase in cash and cash equivalents	22,853	547
Cash and cash equivalents - beginning of period	21,485	18,941
Cash and cash equivalents - end of period	$44,338	$19,488

The accompanying notes are an integral part of these condensed consolidated interim financial statements	Page 4

Ero Copper Corp.
Notes to Condensed Consolidated Interim Financial Statements (Tabular amounts in thousands of US Dollars, except share and per share amounts) (Unaudited)

1.	Nature of Operations and Going Concern

Ero Copper Corp. (“Ero" or the "Company") was incorporated on May 16, 2016 under the Business Corporations Act (British Columbia) and maintains its head office at Suite 1050, 625 Howe Street, Vancouver, BC, V6C 2T6. The Company’s shares are publicly traded on the Toronto Stock Exchange under the symbol “ERO”.

The Company’s principal asset is its 99.6% ownership interest in Mineração Caraíba S.A. (“MCSA”). The Company also currently owns, directly and indirectly, a 97.6% ownership interest in NX Gold S.A. (“NX Gold”).

MCSA is a Brazilian company which holds a 100% interest in the Vale do Curaçá Property and the Boa Esperança Property (Note 6). MCSA’s predominant activity is the production and sale of copper concentrate from the Vale do Curaçá Property, with gold and silver produced and sold as by-products. The Company currently mines copper ore from the Pilar underground mine (“Pilar UG Mine”) and the Vermelhos underground mine (“Vermelhos UG Mine”). The Boa Esperança Property is located within the municipality of Tucumã in the southeastern part of the state of Pará, Brazil, and consists of a single mineral concession covering an area of 4,034 hectares (“ha”).

NX Gold is a Brazilian gold mining company focused on the exploration and commercialization of gold as its main product and silver as its sub-product. NX Gold wholly owns a 31,096 ha property, located approximately 18 kilometers west of the town of Nova Xavantina, southeastern Mato Grosso State, Brazil, consisting of a single mining concession covering an area of 620 ha, where all gold mining and processing activities occur.

On March 11, 2020, the COVID-19 outbreak was declared a pandemic by the World Health Organization. Although COVID-19 has not materially impacted the Company’s operations during the three months ended March 31, 2020, the situation is dynamic and the ultimate duration and magnitude of the impact on the economy and our business are not known at this time. These impacts could include an impact on the Company’s ability to obtain debt and equity financing, impairment of investments, impairments in the value of long-lived assets, or potential future decreases in revenue or the profitability of ongoing operations. During the three months ended March 31, 2020, the Company has drawn down $14.0 million and BRL $72.3 million ($13.9 million) under various credit facilities as a proactive measure in light of the uncertainty surrounding the COVID-19 pandemic.

2.	Basis of Preparation

a)	Statement of Compliance

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standards (“IAS”) 34, Interim Financial Reporting and, except as disclosed in note 2(b) below, follow the same accounting policies and methods of application as the Company’s most recent annual consolidated financial statements for the year ended December 31, 2019. These condensed consolidated interim financial statements do not include all of the information required for full consolidated annual financial statements and should be read in conjunction with the consolidated financial statements of the Company as at and for the year ended December 31, 2019, prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee.

These condensed consolidated interim financial statements were authorized for issue by the Board of Directors of the Company (the “Board”) on May 7, 2020.

Ero Copper Corp.
Notes to Condensed Consolidated Interim Financial Statements (Tabular amounts in thousands of US Dollars, except share and per share amounts) (Unaudited)

b)	New Accounting Standards and Interpretations Adopted in the Current Period

The following new and amended IFRS pronouncements were adopted effective January 1, 2020 and had no impact to the Company’s financial statements:

•	Amendments to References to the Conceptual Framework in IFRS Standards

•	Interest Rate Benchmark Reform (Amendments to IFRS 9, IAS 39 and IFRS 7)

c)	Use of Judgments and Estimates

In preparing these condensed consolidated interim financial statements, management has made judgments, estimates and assumptions that affect the application of the Company’s accounting policies and the reported amounts of assets, liabilities, income and expense. Actual results may differ. Significant judgments made by management in applying the Company’s accounting policies and key sources of estimation uncertainty were the same as those applied in the most recent annual audited consolidated financial statements for the year ended December 31, 2019, except for those applied for derivatives.

The fair value of derivative instruments is determined using either present value techniques or option pricing models that utilize a variety of inputs that are a combination of quoted prices and market-corroborated inputs. The fair value of the Company’s derivative contracts includes an adjustment for credit risk. Derivative instruments are classified within Level 2 of the fair value hierarchy.

3. Inventories

	March 31, 2020	December 31, 2019
Supplies and consumables	$12,580	$13,878
Stockpile	1,168	2,556
Work in progress	1,446	2,164
Finished goods	1,296	779
	$16,490	$19,377

4. Other Current Assets

	March 31, 2020	December 31, 2019
Advances to suppliers	$862	$1,046
Prepaid expenses	3,494	4,779
Advances to employees (a)	646	2,829
Value added federal taxes recoverable (b)	13,470	16,869
	$18,472	$25,523

(a)	Advances to employees include short term advances of salary, vacation and other benefits granted to employees of the Company’s subsidiary MCSA.

(b)	$11.4 million of this balance (December 31, 2019 - $12.2 million) relates to a 2019 favourable legal decision that recognizes MCSA’s right to a tax credit as a result of historical over-payments. MCSA is able to use these tax credits against a variety of taxes, including taxes on future sales.

Ero Copper Corp.
Notes to Condensed Consolidated Interim Financial Statements (Tabular amounts in thousands of US Dollars, except share and per share amounts) (Unaudited)

5.	Mineral, Property, Plant and Equipment

Additions to mineral, property, plant and equipment totaled $27.8 million during the three months ended March 31, 2020 (three months ended March 31, 2019 - $27.2 million), of which $7.8 million was obtained through financing arrangements with equipment suppliers.

Certain equipment is secured by the equipment finance loans (note 7).

Included in mineral, property, plant and equipment is $5.7 million (December 31, 2019 - $7.3 million) related to the value of mineral resources beyond proven and probable reserves not currently being amortized. In addition, $46.3 million (December 31, 2019 - $52.7 million) related to projects in progress are not currently being amortized.

6.	Exploration and Evaluation Assets

Exploration and evaluation assets relate to the Boa Esperança Property located in the Municipality of Tucumã, in the state of Pará, Brazil which consists of a single mineral concession. This prospective copper/gold property is in advanced stages of exploration with various geological mineral resource studies and is the subject of a completed feasibility study.

7.	Loans and Borrowings

						Carrying value, including
						accrued interest
					Principal to	March 31,	December 31,
Description	Denomination	Security	Time to Maturity	Coupon rate	be repaid	2020	2019
Bank loan (at acquisition)	BRL R$	Unsecured	82 months	CDI + 0.5%	6,493	4,457	5,941
Bank loan (MCSA)	USD	Unsecured	9 months	4.43%	1,125	1,128	1,503
Bank loan (MCSA)	BRL R$	Unsecured	-	CDI + 3.7%	-	-	204
Line of credit (MCSA)	BRL R$	Unsecured	1 - 12 months	CDI + 9.0%	5,772	5,856	-
Line of credit (MCSA)	BRL R$	Unsecured	1 - 12 months	14.98%	5,772	5,799	-
Lines of credit (NX Gold)	BRL R$	Unsecured	1 - 12 months	14.34%-14.98%	2,886	2,921	670
Equipment finance loan (Plural)	BRL R$	Secured	20 months	CDI + 7.0%	1,924	1,939	2,892
Equipment finance loans	BRL R$	Secured	1 - 52 months	11.88%-16.49%	6,500	6,674	5,585
Equipment finance loans	EURO	Secured	28 - 35 months	5.5%-7.0%	3,542	3,615	3,996
Equipment finance loans	USD	Secured	26 - 42 months	6.50%-7.95%	5,261	5,298	4,125
Senior non-revolving credit facility	USD	Secured	48 months	LIBOR + 2.50%-4.25%	75,000	73,947	79,091
Senior revolving credit facility	USD	Secured	48 months	LIBOR + 2.50%-4.25%	75,000	73,947	55,363

Total					$189,275	$185,581	$159,370

Current portion:						$19,821	$18,984
Non-current portion:						$165,760	$140,386

Balance, beginning of year	March 31, 2020	March 31, 2019
New senior revolving credit facility, net	$159,370	$152,234
New equipment finance loans	13,680	-
New bank loans	9,305	6,070
Principal and interest payments	30,517	-
Interest accretion	(23,678)	(5,804)
Effect of foreign exchange rate changes	2,732	3,115
Balance, end of period	(6,345)	(381)
	$185,581	$155,234

Ero Copper Corp.
Notes to Condensed Consolidated Interim Financial Statements (Tabular amounts in thousands of US Dollars, except share and per share amounts) (Unaudited)

(a)	Senior credit facility

The Company has a $150 million facility from a syndicate of Canadian financial institutions. The facility was comprised of an $75 million (December 31, 2019 - $80 million) senior secured amortizing non-revolving credit facility (“Term Facility”) and a $75 million (December 31, 2019 - $70 million) senior secured revolving term credit facility (“Revolving Credit Facility”) (collectively the “Facilities”).

On March 31, 2020, the Company amended the Facilities to reduce its cost of borrowing by 25 to 50 basis points, depending on the consolidated leverage ratio, and to defer the scheduled principal payments for two years.

The Term Facility now matures on March 31, 2024 and requires principal repayments on a quarterly basis commencing on March 31, 2022, while the Revolving Credit Facility is now payable in full at maturity on March 31, 2024. The Facilities bear interest on a sliding scale at a rate of LIBOR plus 2.50% to 4.25% depending on the Company’s consolidated leverage ratio at the time. Commitment fees for any undrawn portion of the Revolving Credit Facility are also on a sliding scale between 0.63% to 1.06%. The Company determined that the amendments were a non-substantial modification. During the three months ended March 31, 2020, the Company also drew down the remainder of the amount available under the Facilities totaling $14.0 million ($13.7 million net of transaction costs). The Term Facility previously had a five-year term with equal quarterly principal payments beginning on December 13, 2020, while the Revolving Credit Facility was payable at maturity on December 13, 2022. The Facilities previously bore interest on a sliding scale at a rate of LIBOR plus 2.75% to 4.75% depending on the Company’s consolidated leverage ratio at the time.

The Facilities include standard and customary terms and conditions with respect to fees, representations, warranties, and financial covenants that remain unchanged from prior amendments.

The Facilities are secured by pledges of shares of MCSA and NX Gold. The Company is required to comply with certain financial covenants. As of the date of these consolidated financial statements, the Company is in compliance with these covenants.

In January 2019, the Company entered into an interest rate swap transaction with a Canadian financial institution whereby the floating interest on a notional amount of $65.0 million of the Term Facility was swapped for a fixed interest rate of 2.69%. This interest rate swap transaction is in effect for the majority of term of the Term Facility, with the notional amount reduced as principal payments are made. Interest payments are being made on a quarterly basis.

Ero Copper Corp.
Notes to Condensed Consolidated Interim Financial Statements (Tabular amounts in thousands of US Dollars, except share and per share amounts) (Unaudited)

(b)	Bank loans and equipment finance loans

The bank loans (at acquisition) relate to the Company’s subsidiary, MCSA, and were recognized at the date of acquisition at fair value and have subsequently been recognized at amortized cost, net of settlements. Interest is being recognized using the effective interest rate method at an interest rate of 11.29%.

As per the terms of one of MCSA’s bank loans, the Company is required to maintain a separate debt service bank account with sufficient funds to guarantee scheduled principal payments by MCSA. At March 31, 2020, $1.1 million was on deposit (December 31, 2019 - $1.5 million) in the designated debt service account and is presented as restricted cash in the statement of financial position.

MCSA is required to comply with certain financial covenants which MCSA is in compliance with at March 31, 2020. The equipment finance loans are secured by the corresponding equipment relating to them and a guarantee by the Company.

(c)	MCSA and NX Gold lines of credit

At March 31, 2020, the Company’s subsidiaries MCSA and NX Gold have the following credit facilities available:

MCSA entered into a credit agreement in 2019 for a line of credit of up to BRL $30.0 million at an interest rate of CDI (“Brazilian Interbank Deposit Rate”) + 9% per annum. MCSA may drawdown on this line of credit at any time until November 30, 2020. In addition, in 2019 MCSA also entered into a second credit agreement for a total of up to BRL $30.0 million at an interest rate of 14.98% per annum. MCSA may drawdown on this line of credit at any time until August 27, 2020. The Company and NX Gold provide unsecured guarantees for these credit agreements. At March 31, 2020, BRL $60.0 million ($11.5 million) (December 31, 2019 - $nil) had been drawn from these credit facilities.

NX Gold entered into an agreement in 2019 for a line of credit of up to BRL $7.5 million at an interest rate of 14.98% per annum. NX Gold may drawdown on this line of credit at any time until August 27, 2020. As at March 31, 2020, BRL $7.5 million ($1.4 million) (December 31, 2019 - BRL $2.7 million ($0.7 million)) has been drawn from NX Gold’s line of credit.

In addition, during the three months ended March 31, 2020, NX Gold entered into a second credit agreement for a line of credit of up to BRL $7.5 million at an interest rate of 14.34% per annum. NX Gold may drawdown on this line of credit at any time until February 22, 2021. NX Gold is using BRL $1.5 million of this line of credit to provide a letter of credit to a supplier until January 31, 2022. The Company provides unsecured guarantees for these credit agreements. At March 31, 2020, BRL $7.5 million ($1.4 million) (December 31, 2019 - $nil) had been drawn from this line of credit.

Ero Copper Corp.
Notes to Condensed Consolidated Interim Financial Statements (Tabular amounts in thousands of US Dollars, except share and per share amounts) (Unaudited)

8.	Share Capital

As at March 31, 2020, the Company’s authorized share capital consists of an unlimited number of common shares without par value. As at March 31, 2020, 85,798,644 common shares were outstanding.

(a)	Options

As at March 31, 2020, the following stock options were outstanding:

				Vested and	Weighted
				Exercisable	Average
	Number of	Weighted Average		Number of	Remaining
Expiry Date	Stock Options	Exercise Price		Stock Options	Life in Years
May 15, 2022	910,335	1.50	USD	371,999	2.12
July 10, 2022	100,000	1.50	USD	66,666	2.28
November 24, 2022	318,000	6.48	CAD	212,000	2.65
December 7, 2022	1,376,669	6.74	CAD	929,998	2.69
January 18, 2023	60,000	7.95	CAD	40,000	2.80
January 23, 2023	83,334	7.76	CAD	41,667	2.82
June 19, 2023	144,000	10.25	CAD	44,000	3.22
July 16, 2023	200,000	9.01	CAD	66,666	3.29
December 31, 2023	1,138,853	9.76	CAD	368,499	3.75
January 2, 2024	125,000	9.80	CAD	125,000	3.76
August 15, 2024	40,000	21.09	CAD	23,828	4.38
December 12, 2024	470,228	20.52	CAD	-	4.70
January 2, 2025	73,456	23.42	CAD	43,456	4.76
	5,039,875	5.94	USD	2,333,779	3.12

In determining the weighted average exercise price of all outstanding options in the tables above and below, the CAD prices were converted to USD at the March 31, 2020 exchange rate of 1.4186.

	Number of	Weighted Average
	Stock Options	Exercise Price
Outstanding stock options, December 31, 2019	5,061,417	$6.23
Issued	73,456	16.51
Exercised	(94,998)	3.01
Outstanding stock options, March 31, 2020	5,039,875	$5.94

The fair value of options granted in the three months ended March 31, 2020 was determined using the Black-Scholes option pricing model. The weighted average inputs used in the measurement of fair values at grant date of the options are the following:

Expected term (years)	3.0
Forfeiture rate	0%
Volatility	50.6%
Dividend yield	0%
Risk-free interest rate	1.63%
Weighted-average fair value per option	$6.46

Ero Copper Corp.
Notes to Condensed Consolidated Interim Financial Statements (Tabular amounts in thousands of US Dollars, except share and per share amounts) (Unaudited)

For the three months ended March 31, 2020, the Company recorded share-based compensation of $1.2 million (three months ended March 31, 2019 - $1.5 million), with respect to its outstanding stock options.

(b)	Share Unit Plan

As at March 31, 2020, 438,463 share units (December 31, 2019 - 437,463 share units) have been issued to certain officers and employees of the Company pursuant to the Company’s Share Unit Plan and are outstanding. These share units will vest three years from the date they were approved for granting by the Board and the number of share units that will vest may range from 0% to 200% of the number granted, subject to the satisfaction of certain market and non-market performance conditions. Each vested share unit entitles the holder thereof to receive on or about the applicable date of vesting of such share unit (i) one common share; (ii) a cash amount equal to the fair market value of one common share as at the applicable date of vesting; or (iii) a combination of (i) and (ii), as determined by the Board in its sole discretion. The Company currently intends to settle these share units using common shares. Accordingly, they are classified as equity settled instruments.

For the share units with non-market performance conditions, the fair value of the share units granted was determined using the share price at the date of grant. For the share units with market performance conditions, the fair value of the share units granted was determined using a Geometric Brownian Motion model. The weighted average inputs used in the measurement of fair values at grant date of the 1,000 Share Units granted during the three months ended March 31, 2020 are as follows:

Expected term (years)	3.0
Forfeiture rate	0%
Volatility	44.9%
Dividend yield	0%
Risk-free interest rate	1.82%
Weighted-average fair value per Share Unit	$18.38

During the three months ended March 31, 2020, the Company recorded share-based compensation of $0.6 million (three months ended March 31, 2019 - $0.3 million), respectively, with respect to the share units.

(c)	Deferred Share Unit Plan

On December 12, 2019, a Deferred Share Unit Plan (“DSU Plan”) was established by the Board as a component of our compensation for independent directors. Only independent directors are eligible to participate and to receive deferred share units (“DSUs”) under the DSU Plan.  DSUs may be awarded by the Board from time to time to provide independent directors with appropriate equity-based compensation for the services they render to the Company and may be subject to terms and conditions with respect to vesting of such DSUs.  In addition, independent directors may elect to receive a portion or all of their respective annual cash remuneration in the form of DSUs, which will be fully vested upon such grant.  The number of DSUs to be awarded to a participant under the DSU Plan is determined by dividing the portion of that participant’s annual cash remuneration by the fair market value of a common share on the last day of the quarter in which such portion of the annual cash remuneration was earned. Pursuant to the DSU Plan, DSUs may only be settled by way of cash payment. A participant is not entitled to payment in respect of the DSUs until his or her death, retirement or removal from the Board.  The settlement amount of each DSU is based on the fair market value of a common share on the DSU redemption date multiplied by the number of DSUs being redeemed.

During the three months ended March 31, 2020, 32,327 DSUs (three months ended March 31, 2019 - nil) were issued to independent directors.

Ero Copper Corp.
Notes to Condensed Consolidated Interim Financial Statements (Tabular amounts in thousands of US Dollars, except share and per share amounts) (Unaudited)

As at March 31, 2020, the fair value of the DSU liability was $0.3 million (December 31, 2019 - $nil) which has been recognized in other non-current liabilities with a corresponding $0.3 million recognized in share-based compensation expense.

(d)	Warrants

As at March 31, 2020, 2,866,662 (December 31, 2019 - 2,866,662) common share purchase warrants were outstanding with a weighted average exercise price of $1.20 and a weighted average remaining contractual life of 1.70 years.

(e)	Net Income (Loss) per Share

	Three months	Three months
	ended March 31,	ended March 31,
	2020	2019
Weighted average number of common shares outstanding	85,759,194	84,804,389
Dilutive effect of warrants	-	2,802,871
Dilutive effect of stock options	-	2,310,568
Weighted average number of diluted common shares outstanding	85,759,194	89,917,828
Net income attributable to owners of the Company	$(52,753)	$15,323
Basic net income per share attributable to owners of the Company	(0.62)	0.18
Diluted net income per share attributable to owners of the Company	(0.62)	0.17

For the three months ended March 31, 2020, the potentially dilutive effect of warrants and stock options are excluded from the dilutive net loss per share calculation as the Company incurred a loss for the period and all dilutive instruments would be anti-dilutive.

9. Revenue

	Three months ended	Three months ended
	March 31, 2020	March 31, 2019
Copper concentrate
- sales within Brazil	$51,221	$48,232
- export sales	8,843	8,978
- price adjustments on provisionally priced sales	(3,919)	2,285
Gold
- export sales	11,600	12,546
	$67,745	$72,041

Under the terms of the Company’s contract with its primary customer, sales are provisionally priced on the date of sale based on the previous month’s average copper price.  The final sales price for all shipments in a month is determined at the end of the month in which the sale is recognized.  As at March 31, 2020, there were no sales subject to provisional pricing.  During the three months ended March 31, 2020, the Company recognized $3.9 million (three months ended March 31, 2019 - $2.3 million) in price adjustments related to provisionally priced sales.

Ero Copper Corp.
Notes to Condensed Consolidated Interim Financial Statements (Tabular amounts in thousands of US Dollars, except share and per share amounts) (Unaudited)

10.	Cost of Product Sold

	Three months ended	Three months ended
	March 31, 2020	March 31, 2019
Materials	$4,982	$4,617
Salaries and benefits	8,690	9,113
Depreciation and depletion	10,449	12,098
Contracted services	5,523	5,702
Maintenance costs	3,593	4,094
Utilities	2,403	2,313
Other costs	171	203
	$35,811	$38,140

11. General and Administrative Expenses
	Three months ended	Three months ended
	March 31, 2020	March 31, 2019
Accounting and legal	$198	$337
Amortization and depreciation	32	41
Office and sundry	1,606	1,313
Provisions	343	173
Salaries and consulting fees	4,427	3,574
Incentive payments	297	567
Transfer agent and filing fees	118	85
Travel and conference	482	533
	$7,503	$6,623

12. Finance Expense
	Three months ended	Three months ended
	March 31, 2020	March 31, 2019
Interest on loans and borrowings	$2,732	$3,133
Loss on interest rate swap derivative	1,823	836
Accretion of mine closure and rehabilitation provision	268	1,291
Interest on lease liabilities	77	129
Other finance expenses	1,751	1,421
	$6,651	$6,810

Ero Copper Corp.
Notes to Condensed Consolidated Interim Financial Statements (Tabular amounts in thousands of US Dollars, except share and per share amounts) (Unaudited)

13.	Foreign Exchange Loss

The following foreign exchange gains (losses) arise as a result of balances and transactions in the Company’s Brazilian subsidiaries that are denominated in currencies other than the Brazilian Reais (BRL$), which is their functional currency.

	Three months ended	Three months ended
	March 31, 2020	March 31, 2019
Foreign exchange on USD denominated debt in Brazil	$(26,873)	$(136)
Realized foreign exchange on derivative contracts (note 15)	(2,651)	723
Unrealized foreign exchange on derivative contracts (note 15)	(52,655)	(265)
Other	257	(610)
	$(81,922)	$(288)

14.	Related Party Transactions

Key management personnel consist of the Company’s directors and officers and their compensation includes director retainer fees and management salaries paid to these individuals, as well as share-based compensation. The aggregate value of compensation paid to key management personnel for the three months ended March 31, 2020 was $1.8 million ($1.4 million for the three months ended March 31, 2019). In addition, 43,456 options and 32,327 DSUs were issued to non-executive directors during the three months ended March 31, 2020 (1,100,155 options and 130,636 share units for the three months ended March 31, 2019). $1.3 million was recognized in share-based compensation expense for the three months ended March 31, 2020 for options, Share Units, and DSUs issued ($1.4 million for the three months ended March 31, 2019).

During the three months ended March 31, 2020, key management personnel exercised 25,000 options for cash proceeds to the Company of $38 thousand (nil options for the three months ended March 31, 2019).

15.	Financial Instruments

Fair value

Fair values of financial assets and liabilities are determined based on available market information and valuation methodologies appropriate to each situation. However, some judgments are required in the interpretation of the market data to produce the most appropriate fair value estimates. The use of different market information and/or evaluation methodologies may have a material effect on the fair value amounts.

As at March 31, 2020, derivatives were measured at fair value based on Level 2 inputs.

The carrying values of cash and cash equivalents, restricted cash, accounts receivable, deposits, financial investments and accounts payable and accrued liabilities approximate their fair values due to their short terms to maturity or market rates of interest used to discount amounts. The carrying value of value added, payroll and other taxes approximate fair value based on the discount rate applied. At March 31, 2020, the carrying value of loans and borrowings is $185.6 million while the fair value is approximately $189.3 million. The effective interest rates used to amortize these loans are a close approximation of market rates of interest at March 31, 2020 (Level 2 of the fair value hierarchy).

Ero Copper Corp.
Notes to Condensed Consolidated Interim Financial Statements (Tabular amounts in thousands of US Dollars, except share and per share amounts) (Unaudited)

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Company’s receivables from customers. The carrying amount of the financial assets below represents the maximum credit risk exposure as at March 31, 2020 and December 31, 2019:

	March 31, 2020	December 31, 2019
Cash and cash equivalents	$44,338	$21,485
Restricted cash	1,125	1,500
Accounts receivable	4,268	7,680
Deposits and other non-current assets	546	2,396
	$50,277	$33,061

The Company invests cash and cash equivalents as well as restricted cash with financial institutions that are financially sound based on their credit rating. The Company’s exposure to credit risk associated with accounts receivable is influenced mainly by the individual characteristics of each customer. The Company currently has only three significant customers, all of which have no history of credit default with the Company. The Company has not incurred credit losses during the three months ended March 31, 2020 nor recognized a provision for credit losses.

(i) Foreign exchange currency risk

The Company may use derivatives, including forward contracts, collars and swap contracts, to manage market risks. At March 31, 2020, the Company has entered into foreign exchange collar contracts at zero cost for notional amounts of $381.6 million with an average floor rate of 3.92 BRL to US Dollar and an average cap rate of 4.56 BRL to US Dollar (December 31, 2019 - notional amount of $336.6 million in foreign exchange forward collar contracts). The maturity dates of these contracts are from April 28, 2020 to December 1, 2021 and are financially settled on a net basis. The fair value of these contracts at March 31, 2020 was a liability of $52.7 million, (December 31, 2019 - $nil) which was included in Derivatives in the statement of financial position. The change in fair value of foreign exchange collar contracts was a loss of $52.7 million for the three months ended March 31, 2020 ($0.3 million for the three months ended March 31, 2019) and has been recognized in foreign exchange loss. In addition, during the three months ended March 31, 2020, the Company recognized a realized loss of $2.8 million (a gain of $0.7 million for the three months ended March 31, 2019) related to the settlement of foreign currency forward collar contracts.

(ii) Interest rate risk

The Company is principally exposed to the variation in interest rates on loans and borrowings with variable rates of interest. Management reduces interest rate risk exposure by entering into loans and borrowings with fixed rates of interest or by entering into derivative instruments that fix the ultimate interest rate paid.

The Company is principally exposed to interest rate risk through its Term Facilities of $150.0 million, Brazilian Real denominated bank loans of $6.5 million, Brazilian Real denominated lines of credit of $5.8 million, and Brazilian Real denominated equipment finance loans of $1.9 million. Based on the Company’s net exposure at March 31, 2020, a 1% change in the variable rates would have an impact of $1.6 million on pre-tax annual net income, without consideration of the effects of the swap contracts below.

In order to mitigate the above volatility due to variable rates on loans, as at March 31, 2020, the Company has entered into an interest rate swap contract to manage interest rate risk (see note 7). The floating interest on a notional amount of $65 million was swapped for a fixed interest rate of 2.69%. The fair value of this contract at March 31, 2020 was a liability of $3.4 million (December 31, 2019 - $1.7 million) and was included in Derivatives in the statement of financial position. The change in fair value of $1.7 million was included in finance expense.

Ero Copper Corp.
Notes to Condensed Consolidated Interim Financial Statements (Tabular amounts in thousands of US Dollars, except share and per share amounts) (Unaudited)

(iii) Price risk

The Company may use derivatives, including forward contracts, collars and swap contracts, to manage commodity price risks. At March 31, 2020, the Company has not entered into any commodity derivative contracts.

16. Segment Disclosure

The Company’s operations are segmented by entity between MCSA, NX Gold and corporate head office, which is consistent with internal reporting purposes. The Company monitors the operating results of its operating segments separately for the purpose of making decisions about resource allocation and performance assessment.

Total revenue from MCSA is from two customers while total revenue from NX Gold is from one customer.

Segmented information is as follows:

Three months ended March 31, 2020	MCSA (Brazil)	NX Gold (Brazil)	Corporate (Canada)	Consolidated
Revenue	$56,145	$11,600	$-	$67,745
Depreciation and depletion	(9,566)	(883)	-	(10,449)
Other cost of product sold expenses	(20,388)	(4,974)	-	(25,362)
Cost of product sold	(29,954)	(5,857)	-	(35,811)
Sales expenses	(1,282)	-	-	(1,282)
Gross profit	24,909	5,743	-	30,652
Expenses
General and administrative	(4,748)	(480)	(2,275)	(7,503)
Share-based compensation	-	-	(2,049)	(2,049)
Finance income	117	40	310	467
Finance expenses	(2,641)	(332)	(3,678)	(6,651)
Foreign exchange gain (loss)	(79,649)	(2,264)	(9)	(81,922)
Other income	(550)	(143)	-	(693)
Income (loss) before taxes	(62,562)	2,564	(7,701)	(67,699)
Current tax expense	(417)	(674)	-	(1,091)
Deferred tax recovery	15,424	371		15,795
Net Income (Loss)	$(47,555)	$2,261	$(7,701)	$(52,995)
Assets
Current	$56,831	$11,947	$15,915	$84,693
Non-current	304,187	17,981	2,779	324,947
Total Assets	$361,018	$29,928	$18,694	$409,640
Total Liabilities	$141,593	$16,584	$153,234	$311,411

Ero Copper Corp.
Notes to Condensed Consolidated Interim Financial Statements (Tabular amounts in thousands of US Dollars, except share and per share amounts) (Unaudited)

Three months ended March 31, 2019	MCSA (Brazil)	NX Gold (Brazil)	Corporate (Canada)	Consolidated
Revenue	$59,495	$12,546	$-	$72,041
Depreciation and depletion	(9,762)	(2,336)	-	(12,098)
Other cost of product sold expenses	(21,089)	(4,953)	-	(26,042)
Cost of product sold	(30,851)	(7,289)	-	(38,140)
Sales expenses	(1,307)	-	-	(1,307)
Gross profit	27,337	5,257	-	32,594
Expenses
General and administrative	(3,495)	(507)	(2,621)	(6,623)
Share-based compensation	-	-	(1,843)	(1,843)
Finance income	17	110	9	136
Finance expenses	(3,459)	(285)	(3,066)	(6,810)
Foreign exchange loss	(292)	-	4	(288)
Other income	682	366	-	1,048
Income (loss) before taxes	20,790	4,941	(7,517)	18,214
Current taxes	(3,026)	(1,192)	-	(4,218)
Deferred taxes	1,277	210	-	1,487
Net Income (Loss)	$19,041	$3,959	$(7,517)	$15,483
Assets
Current	$54,019	$8,178	$5,131	$67,328
Non-current	300,228	17,406	2,898	320,532
Total Assets	$354,247	$25,584	$8,029	$387,860
Total Liabilities	$125,377	$14,193	$128,012	$267,582

17.	Contingencies

MCSA is subject to a number of claims (including claims related to tax, labour and social security matters and civil action) in the course of its business which individually are not material and have not been accrued for in the Company’s financial statements as it is not probable that a cash outflow will occur. While the Company believes that these claims are unlikely to be successful, if all such existing claims were decided against it, the Company could be exposed to a liability of up to approximately $21.8 million as at March 31, 2020 (December 31, 2019 - $31.1 million), which could have an adverse impact on the Company’s business, financial condition, results of operations, cash flows or prospects.

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